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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            033-95928
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

LS POWER FUNDING CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

1105 NORTH MARKET STREET, SUITE 1108
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Address of Principal Executive Office (STREET AND NUMBER)

WILMINGTON, DE 19801
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     LSP-Cottage Grove, L.P. ("Cottage Grove") and LSP-Whitewater Limited Partnership ("Whitewater") each own 50% of the outstanding stock of LS Power Funding Corporation (the "Registrant"). Prior to March 20, 1998, LS Power Corporation, a Delaware corporation and general partner of Granite Power Partners, L.P., a Delaware limited partnership (collectively, the "Sellers") owned the capital stock of LSP-Cottage Grove, Inc. and LSP-Whitewater, Inc. (the general partners in Cottage Grove and Whitewater, respectively) as well as limited partnership interests in each Cottage Grove and Whitewater. The Sellers' combined ownership interest in Cottage Grove and Whitewater was approximately 74%. On March 20, 1998, the Sellers sold all of their capital stock in LSP-Cottage Grove, Inc. and LSP-Whitewater, Inc. as well as all of their limited partnership interest in each Cottage Grove and Whitewater to indirect, wholly-owned subsidiaries of Cogentrix Energy, Inc. (the "Purchaser").

     Related to the change in control described above, the Registrant also changed independent accountants effective March 27, 1998. As a result of the change in control and change in independent accountants the Registrant will not be able to prepare, and the new independent accountants will not be able to audit, the financial statements required for the Registrant's Annual Report on Form 10-K prior to the March 31 due date without unreasonable effort. Accordingly, the Registrant is filing this notification so that it may have adequate time to prepare accurate and complete financial statements, as well as to provide adequate time for the new independent accountants to audit these financial statements.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              JOHN W. O'CONNOR             704               525-3800
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Registrant's Annual Report on Form 10-K will include audited financial statements for Whitewater and Cottage Grove. The construction and start-up of the power generation facilities owned by Whitewater and Cottage Grove were substantially completed, and the facilities commenced commercial operations on September 18, 1997 and October 1, 1997, respectively. Unlike the financial statements for the prior fiscal year, Whitewater's and Cottage Grove's financial statements for the year ended December 31, 1997 will reflect operating revenues and expenses associated with approximately three months of commercial operations.
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                         LS POWER FUNDING CORPORATION
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  MARCH 31, 1998                By /s/ JAMES R. PAGANO
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                                       Name: James R. Pagano
                                       Title: Managing Director and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).